FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2003

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Other communication dated September 22, 2003 regarding, Banco Santander Central Hispano, S.A.’s conversations with Generali España, Holding de Entidades de Seguros, S.A.

ITEM 1

OTHER COMMUNICATIONS

Banco Santander Central Hispano, S.A. hereby announces that it is holding conversations with Generali España, Holding de Entidades de Seguros, S.A. (“Generali España”) aimed at:

1.	the acquisition of the 20% of Santander Central Hispano Seguros y Reaseguros, S.A. presently owned by Generali España;

2.	the sale to Generali España of the 13.22% of Banco Vitalicio de España, S.A. presently owned by the Santander Central Hispano Group.

Madrid, September 22nd 2003

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date:	September 24, 2003	By:	/s/ José Antonio Alvarez
			Name:	José Antonio Alvarez
			Title:	Executive Vice President